UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Owens Mortgage Investment Fund,
A California Limited Partnership

File No. 0-17248 - CF#29095
_____

Owens Mortgage Investment Fund, A California Limited Partnership submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2012.

Based on representations by Owens Mortgage Investment Fund, A California Limited Partnership that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through September 20, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel